NEWS RELEASE

International Game Technology PLC Announces Sale of Italian Commercial Payment Business to PostePay S.p.A.

LONDON – Feb. 28, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced that its wholly owned subsidiary IGT Lottery S.p.A. has signed a definitive agreement to sell its Italian proximity payment business to PostePay S.p.A. – Patrimonio Destinato IMEL for €700 million.

Under the agreement, IGT will be selling LIS Holding S.p.A. and indirectly LISPAY S.p.A. These two wholly owned subsidiaries conduct IGT’s proximity payment business, which has been the leader in the Italian proximity payments market, offering services through a fully owned advanced payment technology platform and a network of 54,000 points of sale. Services offered range from payments services including bill payments and prepaid payment cards to commercial services providing telco and e-vouchers top up and technological solutions including merchant and enterprise services.

“This transaction provides us with an opportunity to monetize IGT’s market leadership in the Italian proximity payment business at an attractive value as we continue to execute our long-term strategy,” said Vincent Sadusky, IGT CEO. “Streamlining our products and solutions portfolio enables us to focus our efforts and resources on our core and strategic assets, as we position IGT for industry leadership and increased shareholder value.”

The sale price represents an enterprise value of €630 million and approximately €70 million of net unrestricted cash. The business being sold generated about €228 million in gross revenues and approximately €40 million in EBITDA in 2021, reflecting a valuation multiple in line with the most recent Italian transactions in the proximity payments sector. IGT will use net proceeds from the transaction primarily to reduce debt.

The IGT Board of Directors has approved the transaction, which remains subject to customary closing conditions, including regulatory approvals. Closing of the transaction is expected to occur during the third quarter of 2022.

UBS AG is acting as lead financial advisor and fairness opinion provider to IGT, UniCredit S.p.A. is acting as financial advisor to IGT. Advant-Nctm is acting as legal advisor to IGT and KPMG is acting as financial due diligence and tax advisor to IGT.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

# # #

Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 06 5189 9184
James Hurley, Investor Relations, +1 (401) 392-7190